Mail Stop 3561

September 29, 2008

Rohit Kapoor
President and Chief Executive Officer
ExlService Holdings, Inc.
350 Park Avenue
New York, NY 10022

> **Re:** **ExlService Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Form 10-Qs for the Quarters Ended March 31 and**
> **June 30, 2008**
> **Filed May 12 and August 11, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2008**
> **File No. 1-33089**

Dear Mr. Kapoor:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business, page 1

1. Please include the revenues by geographic area in Item 1 or provide a cross-reference to that information in your financial statements. See Item 101(d) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

2. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note that you discuss trends in your Risk Factors, such as the trend concerning negative public reaction in the United States and elsewhere to offshore outsourcing. Discuss whether you expect these trends to continue and the impact on your business. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page 46

3. Where you describe two or more factors that contribute to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each factor identified. For example, please quantify the effect of revenue increases from existing clients attributable to volume increases within existing processes and the addition of new processes and changes attributable to exchange rates. Please also discuss and quantify, to the extent practicable, the factors that contributed to changes in gross profit as a percentage of revenues. See Item 303(a) of Regulation S-K and Financial Reporting Codification 501.04.

Liquidity and Capital Resources, page 51
Contractual Obligations, page 52

4. Please include estimated benefits to be paid under the Gratuity Plan and contributions to the Government Provident Fund in the table or provide a discussion of these obligations to the extent necessary for an understanding of the timing and amount of the obligations. Refer to Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity and Comprehensive Income, page 74

5. We note that net income and dividends and accretion on preferred stock are not separately reported in fiscal 2006 and that such dividends and accretion as well as the adjustment to initially apply SFAS 158 in fiscal 2006 are included in comprehensive income. Comprehensive income includes all changes in equity except those resulting from investment by owners and distributions to owners. Also, amounts recognized from the initial adoption of SFAS 158 should be reported as an adjustment of the ending balance of accumulated comprehensive income. Please revise to separately present net income and dividends and accretion of preferred stock and to properly report comprehensive income. Refer to paragraph 8 of SFAS 130 and paragraph 16.a. of SFAS 158.

6. Please disclose the amount of income tax expense or benefit allocated to each component of comprehensive income on the face of the statement or in the notes to the consolidated financial statements. Refer to paragraph 25 of SFAS 130.

Notes to Consolidated Financial Statements, page 76

7. Please provide the disclosures required by paragraph 21 of FIN 48 or tell us why you believe such disclosure is not required in interim periods of the year of adoption.

Note 2. Summary of Significant Accounting Policies, page 76
Revenue Recognition, page 77

8. Please tell us in detail when you recognize revenues for each type of arrangement you enter into with your customers, including cost-plus, time-and-material, fixed price, contingent fee and unit-priced arrangements. We are particularly interested in when services are considered rendered and whether there are any significant conditions to customer acceptance, whether you have arrangements that require completion of all services before revenue is recognized, whether revenues are

recognized based on progress towards completion and whether there are separate elements in your arrangements. Also, if you recognize revenue over the service period based on progress towards completion or based on separate contract elements or milestones, tell us how progress is measured, the types of milestones and how they relate to substantive performance and revenue recognition, and how you identify and account for multiple elements and allocate revenues among the elements. In addition, we believe that you should elaborate on your revenue recognition policies for cost-plus, time-and-material, fixed price, contingent fee and unit-priced arrangements so that a reader clearly understands when you recognize revenues. Further, please elaborate on your discussion of revenue recognition in critical accounting policies on page 44 to the extent assumptions, estimates and uncertainties regarding revenue recognition are material to your financial statements.

Earnings Per Share, page 82

9. Please tell us and disclose how you treat restricted stock and restricted stock unit awards in earnings per share computations.

Note 4. Acquisition of Inductis Inc, page 86

10. Please disclose the balance sheet classification of the liability recognized in connection with the earn-out provisions of the Inductis acquisition agreement. Refer to Rule 5-02.20 of Regulation S-X.

Note 12. Income Taxes, page 92

11. Please tell us whether or not you have recognized a deferred taxes liability or asset for the difference between the amount for financial reporting and the tax basis of your investment in foreign subsidiaries and the basis for your accounting treatment. In your response, please discuss your accounting policies considering the guidance in paragraphs 31 - 34 of SFAS 109 and paragraph 23 of SFAS 52. In addition, please disclose your accounting policies with respect to the recognition of a deferred tax liability or asset for temporary differences between the tax basis and amount for financial reporting of your investments in foreign subsidiaries and the information required by paragraph 44 of SFAS 109.

Note 13. Stock Based Compensation, page 95
Restricted Stock and Restricted Stock Units, page 98

12. Please tell us how you present stock issued pursuant to restricted stock and restricted stock units in the statements of stockholders' equity and comprehensive income. It appears to us that shares issued on exercise of stock options includes vested restricted stock awards as opposed to restricted stock issuances and excludes vested restricted stock units. In addition, consider revising the

description of the line item in the statements of stockholders' equity and comprehensive income to clearly indicate the stock-based compensation awards included in the line item.

<u>Exhibit 31.1 and 31.2</u>

13. Your certification should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In future filings please include in paragraph 4(d) the parenthetical language "(the registrant's fourth fiscal quarter in the case of an annual report)."

<u>Definitive Proxy Statement filed on Schedule 14A</u>

<u>Summary Compensation Table for Fiscal 2007, page 24</u>

14. We note that you award cash incentive bonuses upon the achievement of predetermined financial performance objectives and that you set target and maximum bonus amounts. Advise us why you did not include that information in the 2007 compensation disclosure in the non-equity incentive plan compensation column of the summary compensation table or the grants of plan-based awards table, and please confirm that you will include that disclosure in your 2009 proxy statement. Refer to Item 402(c) and (d) of Regulation S-K.

<u>Principle Stockholders, page 39</u>

15. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Oak Hill Partnerships.

<u>Certain Relationships and Related Person Transactions, page 41</u>

<u>Related Party Transaction, page 41</u>

16. We note that you list several transactions concerning current or former significant stockholders. Please revise to name the related persons. Refer to Item 404(a)(1) of Regulation S-K.

<u>Form 10-Q for Fiscal Quarter Ended June 30, 2008</u>

17. Please address the above comments as applicable.

Item 1. Financial Statements, page 3

Consolidated Balance Sheets, page 3

18. Please tell us the items and their amounts contributing to the increases in other accrued expenses and current liabilities and other non current liabilities between the periods presented. In addition, consider including a discussion of the reasons for significant changes in working capital items in your discussion of operating cash flows on page 36.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Phippen, Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director